UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-13251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
300 Continental Drive
Newark, Delaware 19713

Sallie Mae 401k Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2014

Sallie Mae 401(k) Savings Plan
Table of Contents
December 31, 2014 and 2013

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2014	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	10

______________________

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
Sallie Mae 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sallie Mae 401(k) Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland
June 29, 2015

Sallie Mae 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value (Note 4)	$84,128,086	$521,603,013

Receivables:
Notes receivable from participants	1,490,527	10,869,493
Total receivables	1,490,527	10,869,493
Net assets available for benefits	$85,618,613	$532,472,506

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Investment income: (Note 4)
Dividends and interest	$6,150,143
Net depreciation in fair value of investments	(1,532,081)
Investment income, net	4,618,062

Contributions:
Participant	11,148,365
Employer	8,659,557
Rollover	1,906,375
Total contributions	21,714,297

Interest on notes receivable from participants	138,301
Total additions	26,470,660

Deductions:
Benefits paid to participants	26,656,380
Administrative expenses	55,986

Total deductions	26,712,366

Net decrease	(241,706)

Transfer to Navient 401(k) Savings Plan (Note 1)	446,612,187

Net assets available for benefits
Beginning of year	532,472,506
End of year	$85,618,613

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

1. Plan Description
General
The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.
The Plan covers substantially all employees of SLM Corporation (the “Company”) and its subsidiaries. Eligible employees may participate in the Plan after one month of service.
Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as record keeper.

Spin-Off
On April 30, 2014, the Company completed its plan to legally separate into two distinct publicly traded entities - an education loan management, servicing and asset recovery business, Navient Corporation (“Navient”), and a consumer banking business, SLM Corporation. The separation of Navient from SLM Corporation (the “Spin-Off”) was preceded by an internal corporate reorganization, which was the first step to separate the education loan management, servicing and asset recovery business from the consumer banking business. In conjunction with the separation, a new defined contribution plan, Navient 401(k) Savings Plan (the "Navient Plan"), was established for the benefit of the eligible employees of Navient. During 2014, participant accounts totaling $446,612,187 were transferred to the Navient Plan.

Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $17,500 for 2014. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum of $5,500 for 2014. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company makes a matching contribution after six months of service of 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. These matching contributions and related earnings vest immediately. The Company also makes a contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which vests after one year of service. Employees subject to the Service Contract Act regulations may be eligible to receive fully vested employer contributions based on the service contract fringe benefit differential rate compared with the Company cost of benefits they have elected. Participants also direct the investment of the Company contributions.
Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2014, Company contributions were reduced by $43,408 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2014 and 2013 totaled $2,906 and $6,820, respectively, which will be used to offset future Company contributions.
The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for the year ended December 31, 2014.

Notes receivable from Participants
Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant's principal residence, which can be repaid over 20 years. Loans are

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

secured by the Participant's account balance, bear interest at the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2034, with interest rates ranging from 3.25% to 9.00%.

Investment elections
The Plan offers a variety of investment options, including various registered investment companies and a unitized employer stock fund. In addition, Participants have the option to make contributions to a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. The one percent Company contribution will be made to the default investment, if a Participant does not make an investment election. The default fund is the Fidelity Freedom Fund, based on the Participant’s date of birth and year in which the Participant attains age 65.

Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses
Participants pay fees relating to such Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant's account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration
The Retirement Committee administers the Plan. The Investment Advisory Committee, a subcommittee of the Retirement Committee, is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Retirement Committee members. The administrative functions of the Plan are primarily performed by the Company or its subsidiaries. The Plan did not pay the Company, its subsidiaries or the Retirement Committee for their services.

2. Summary of Significant Accounting Policies

Basis of accounting
The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

Fair Value Measurements
The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices;
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.
The related disclosures are in note 4.

Investment valuation and income recognition
Investments held by the Plan at December 31, 2014 and 2013 consist of various registered investment companies, a unitized employer stock fund, and a self-directed brokerage option. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on the net asset value for shares held at year-end. The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.
The information in note 4 presents the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ significantly from those estimates.

Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

Benefit payments
Benefits are recorded when paid.

Recently Issued Accounting Pronouncements
In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).”  Under the proposed amendments in ASU 2015-07, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy disclosure in the financial statements.  See Note 4 - “Fair Value Measurement.”  ASU 2015-07 is effective for annual periods beginning after December 15, 2015.  The adoption of ASU 2015-07 is not expected to have a material impact on the disclosures in the Plan's financial statements.

3. Investments

The individual investments representing five percent or more of the fair value of net assets available for benefits at December 31, 2014 and 2013 are reflected in the table below.

Fund Name	2014	2013
Spartan 500 Index	10,094,858	59,431,083
Fidelity Contrafund	8,291,352	55,819,092
Sallie Mae Stock Fund	7,553,658	*
Fidelity Freedom 2030	7,368,782	31,919,329
Fidelity Freedom 2040	5,221,389	*
AllianzGI NFJ International Value Inst	4,759,200	32,770,780
Fidelity Retirement Government Money Market	*	43,412,738
Fidelity Balanced K	*	29,250,571
Loomis SM CP Growth IS	*	27,876,594
__________
*Investment represents less than five percent of net assets available as of December 31, 2014 or 2013.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

4. Fair Value Measurement

The fair value of Plan investments at December 31, 2014 and 2013 is shown in the tables below.

		Based on
	Fair Value at December 31, 2014	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Registered investment companies
Large Cap	$25,551,324	$25,551,324	$—	$—
Blended	22,863,701	22,863,701	—	—
Short term investments	4,105,583	4,105,583	—	—
Mid-Cap	6,479,967	6,479,967	—	—
International	4,759,200	4,759,200	—	—
Bond	6,281,951	6,281,951	—	—
Small Cap	5,661,229	5,661,229	—	—
Sallie Mae Stock Fund	7,553,658	—	7,553,658	—
Self-directed brokerage account	871,473	871,473	—	—
Total Investments	$84,128,086	$76,574,428	$7,553,658	$—

		Based on
	Fair Value at December 31, 2013	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Registered investment companies
Large Cap	$158,327,883	$158,327,883	$—	$—
Blended	132,062,801	132,062,801	—	—
Short term investments	43,412,738	43,412,738	—	—
Mid-Cap	41,507,567	41,507,567	—	—
International	32,770,780	32,770,780	—	—
Bond	41,991,143	41,991,143	—	—
Small Cap	38,029,140	38,029,140	—	—
Sallie Mae Stock Fund	23,600,450	—	23,600,450	—
Self-directed brokerage account	9,900,511	9,900,511	—	—
Total Investments	$521,603,013	$498,002,563	$23,600,450	$—

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2014

Investment income, net for the year ended December 31, 2014 is summarized as follows:

Dividends and interest	$6,150,143
Change in fair value of investments related to:
Registered investment companies	(2,778,848)
Sallie Mae Stock Fund	540,427
Self-directed brokerage account	706,340
Loss on investments, net	(1,532,081)

Investment income, net	$4,618,062

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

6. Related-Party Transactions

Certain Plan investments are shares of registered investment companies, self-directed brokerage accounts or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $55,986 for the year ended December 31, 2014.
Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2014 and 2013, the Plan held 968,525 units and 1,171,398 units, respectively, valued at $7,553,658 and $23,600,450, respectively. During 2014, 336,166 units in the amount of $4,467,686 were purchased and 538,946 units in the amount of $6,292,304 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor. For the year ended December 31, 2014, the Plan recorded dividend income in the amount of $136,763 from participants’ investments in the Sallie Mae Stock Fund.

7. Income Tax Status

The IRS has determined and informed the Plan by letter dated October 23, 2012, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended and restated since the date of the letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC.  Accordingly, no provision for income taxes has been made.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Sallie Mae 401(k) Savings Plan
EIN 52-2013874 PN 001
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2014
SUPPLEMENTAL SCHEDULE

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
	Spartan 500 Index Inst	Registered Investment Company	$10,094,858
*	Fidelity Contrafund	Registered Investment Company	8,291,352
*	Sallie Mae Stock Fund	Common Stock Fund	7,553,658
*	Fidelity Freedom 2030	Registered Investment Company	7,368,782
*	Fidelity Freedom 2040	Registered Investment Company	5,221,389
	AllianzGI NFJ International Value Inst	Registered Investment Company	4,759,200
*	Fidelity OTC K	Registered Investment Company	4,208,011
*	Fidelity Retirement Govt MM	Registered Investment Company	4,105,583
	Loomis SM CP Grth IS	Registered Investment Company	3,944,696
	Spartan US Bond Index Is	Registered Investment Company	3,607,444
*	Fidelity Low Priced Stock K	Registered Investment Company	3,565,664
*	Fidelity Freedom 2020	Registered Investment Company	3,191,807
	Invs Comstock A	Registered Investment Company	2,957,103
	Pimco Total Return Inst	Registered Investment Company	2,674,507
*	Fidelity Balanced K	Registered Investment Company	2,331,583
	Msif Mid Cap Growth P	Registered Investment Company	2,030,784
	GS Small Cap Value Inst	Registered Investment Company	1,716,533
*	Fidelity Freedom 2045	Registered Investment Company	1,049,279
*	Fidelity Freedom 2050	Registered Investment Company	1,033,353
	Victory Estb Value A	Registered Investment Company	883,518
*	Brokeragelink	Self-directed brokerage account	871,473
*	Fidelity Freedom 2035	Registered Investment Company	811,104
*	Fidelity Freedom 2010	Registered Investment Company	456,692
*	Fidelity Freedom Income	Registered Investment Company	446,365
*	Fidelity Freedom 2055	Registered Investment Company	430,403
*	Fidelity Freedom 2025	Registered Investment Company	344,657
*	Fidelity Freedom 2015	Registered Investment Company	178,288
	Participant Loans:
	Plan Participants*	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2034, with interest rates ranging from 3.25% to 9.00%	1,490,527
	Total		$85,618,613

*	Denotes a party-in-interest
Note: Cost information is not required for participant-directed investments and therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(K) SAVINGS PLAN

Date: June 29, 2015	/s/ BONNIE BEASLEY
Bonnie Beasley Senior Vice President, Human Resources On behalf of the Sallie Mae 401(K) Savings Plan Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP